SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT secures 2 international network certifications” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

October 22, 2010

The Philippine Stock Exchange

Disclosure Department

Tower One and Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT secures 2 international network certifications”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

October 22, 2010

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT secures 2 international network certifications”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  October 22, 2010

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT secures 2 international network certifications”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: October 22, 2010

Exhibit 1

PLDT pressrelease

PLDT secures 2 international network certifications

MANILA, Philippines, October 22, 2010 – PLDT, the leading Philippine telecommunications provider, is now the first local telco to have been awarded both MEF (Metro Ethernet Forum) 9 and 14 certifications for its Carrier Ethernet service offerings.

“This has brought PLDT into a select club of global service providers given the same prestigious rating,” said PLDT SVP and Head of Customer Sales and Marketing Group Ernesto R. Alberto. “Currently MEF counts only 36 carriers worldwide who have been certified, and PLDT is part of the distinguished 30 who were able to comply with both MEF 9 and MEF 14.”

Rolando G. Peña, PLDT’s Customer Service Assurance Group Head said these certifications highlight PLDT’s continuous network innovation.

“PLDT’s MEF 9 Certification testifies to the compliance of PLDT’s Carrier Ethernet infrastructure in terms of delivering key features and functionalities, while matching the standards and reliability requirements set by the MEF,” he said.

MEF 14 upholds PLDT’s Carrier Ethernet Quality of Service, particularly in the area of traffic management performance.

Rodante T. Medina, PLDT’s Network Service Assurance Group Head, said: “This certification has very stringent requirements (in terms of frame delay, loss and variation), which is why this level of certification is difficult to attain,” he explained.

“PLDT’s MEF 14 clearly indicates quality and the robustness of PLDT’s Ethernet network as well as the technical capability of PLDT in implementing and operating world-class Carrier Ethernet services,” he added.

PLDT got both MEF 9 and 14 certifications for all solutions under its Metro Ethernet portfolio, including Metro e-Line (Ethernet Private Line), Metro e-WAN (Ethernet VPN) and Metro e-VPL (Ethernet Virtual Private Line).

Given its scale and history of innovation, PLDT, with its Metro Ethernet offerings, is ready to deliver even more high-capacity and diverse services to the enterprise sector.

“Each higher MEF rating implies a further enhancement of network capabilities, speed and range of services,” said PLDT FVP and Head of Corporate Business Group Nerissa S. Ramos.

Exhibit 1

“Philippine enterprise can now turn to PLDT for the highest MEF-rated Carrier Ethernet services in the country.”

“We are pleased to welcome PLDT as the latest carrier to be awarded MEF 9 and 14 certifications,” said Nan Chen, MEF President. “We are confident that their considerable nationwide reach, scale, and legacy of market leadership and innovation will be further enhanced with a Carrier Ethernet infrastructure that is now counted among the world’s best.”

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine-listed companies

.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

mailto:mgjimenez@pldt.com.ph

Ramon R. Isberto

PLDT Spokesperson

Tel. No.: +63 2 5113101

Fax No.: +63 2 5113100

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: October 22, 2010